SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 13, 2022.

To

The Securities and Exchange Commission of Brazil (CVM)

c.c.: B3 S.A. – Brasil, Bolsa, Balcão

Ref.:       Official Letter nº 239/2022/CVM/SEP/GEA-1 - Braskem - Request for clarification on news

Dear Officer,

We refer to the Official Letter nº 239/2022/CVM/SEP/GEA-1 ("Official Letter"), dated 12.12.2022, by which you request clarification from Braskem S.A. ("Braskem" or "Company"), as described below:

“Mr. Director,

1.	We refer to the news published on 12.09.2022 from the newspaper Valor Econômico, in the section Business, under the title: "Novonor gains time for the sale of Braskem", which contains the following statements:

Novonor (formerly Odebrecht) reached an understanding with the banks that hold Braskem shares as a guarantee for debts of R$14 billion and gained more time to sell its stake in the Brazilian petrochemical company. Valor found out that the operation, whose format could change with the change of command at Petrobras, remains in focus for 2023 after the agreement with the creditors.

In the company, which acknowledged acts of corruption after signing a plea bargain agreement in the context of the Car Wash investigation, the stake in Braskem is treated as a divestment, and the resumption of business will happen through the construction company OEC, sources close to the holding company said.

2.	Given the foregoing, we determine that you clarify whether the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the subject.”

In this regard, Braskem reinforces that it does not conduct any negotiations of Novonor (“Shareholder” or “Novonor”) for the sale of its interest in the Company, besides it does not participate in any discussions between the Shareholder and its creditors.

1

Specifically in relation to the eventual sale of interest by the Shareholder, Braskem clarifies that, according to the Notice to the Market disclosed by the Company on 11.03.2022, after receiving notification from its Shareholder, in which the support of the Company and its managers was requested in possible interactions with potential interested parties, it has been supporting the Shareholder in such proceeding.

Finally, the Company questioned Novonor about the news in the newspaper Valor Econômico, which clarified the following:

“Dear Sirs,

As per your inquiry regarding the Valor Econômico article on the last day of December 9, 2022 in the newspaper Valor Econômico, under the heading “Novonor gains time for the sale of Braskem”, we confirm our previous communication that the process for the sale of our equity interest in Braskem S.A. follows its normal course, as informed to you in our correspondence of the November 3, 2022, under the terms of our assumed commitments.

Any material evolution will be timely communicated to the management of Braskem S.A.”

São Paulo, December 13, 2022.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.